Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

June 29, 2023

VIA EDGAR TRANSMISSION

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”)

Registration Statement on Form N-1A

(File Nos.: 033-20827 and 811-05518)

Dear Ms. Larkin:

The purpose of this letter is to respond to the oral comments you provided regarding RBB’s registration statement on Form N-1A (the “Registration Statement”) filed on April 27, 2023, to register Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund, Oakhurst Short Duration High Yield Credit Fund (together, “Oakhurst Funds”), and F/m Investments Large Cap Focused Fund (the “F/m Fund,” together with Oakhurst Funds, the “Funds” and each a “Fund”).

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant. The changes to the disclosures discussed below will be reflected in an amendment to the Registration Statement.

PROSPECTUS – OAKHURST FUNDS

Summary Sections – Oakhurst Fixed Income Fund

1.	Comment: Please remove the repetitive phrases “Fee Waivers and/or Expense Reimbursements” in the Expenses and Fees table.

Response: The Registrant has made the requested change.

2.	Comment: Please confirm that no shares of the Fund will be offered pursuant to the Registration Statement before the reorganization set forth in the Registrant’s Registration Statement on Form N-14 filed April 28, 2023 (the “Reorganization”) takes place.

Response: The Registrant so confirms.

3.	Comment: Footnote (2) to the Expenses and Fees table states that the Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Management Fee Reduction will differ from the Fund’s respective expense ratios to average net assets in the Fund’s Financial Highlights, which do not reflect “Acquired Fund Fees and Expenses.” Footnote (3) states that “acquired fund fees and expenses” are not included in the expense limitation agreement between the Adviser and the Registrant. However, Acquired Fund Fees and Expenses is not a line item in the Expenses and Fees table. Please clarify whether such fees and expenses should be referenced in the footnotes and reconcile between Footnote (2), Footnote (3) and the Expenses and Fees table.

Response: The Fund does not expect to incur acquired fund fees and expenses in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations. Therefore, Footnote (2) to the Expenses and Fees table has been removed.

4.	Comment: Footnote (3) to the Expenses and Fees table states that the Adviser has agreed to a staggered fee waiver, with different expense limitation percentages for the first year following the Reorganization and for the second year following the Reorganization. Please confirm the Registrant will file a supplemental registration statement in the event of a change to the Expenses and Fees table because of a change to the applicable expense limitation percentage.

Response: The Registrant so confirms.

5.	Comment: Per Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), the Funds’ 80% policy should be calculated on net assets plus any borrowings for investment purposes. Please revise the first sentence of the second paragraph under the section entitled “Principal Investment Strategies” on p.3 accordingly.

Response: The Registrant has made the requested revision.

6.	Comment: Please revise the first two sentences of the third paragraph under the section entitled “Principal Investment Strategies” of the Prospectus to clarify what industry the Fund’s agency and non-agency mortgage-backed securities will be concentrated in.

Response: The Registrant treats agency and non-agency mortgage-backed securities as a single industry for concentration purposes.

Former Guide 19 to Form N-1A stated that “[a] registrant may...select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Guide 19 thus permitted registrants to define their own industry classifications so long as the classifications are reasonable and the companies within a single industry have materially similar primary economic characteristics. Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the Securities and Exchange Commission (“SEC”) has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. (See the SEC’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.)

The Registrant believes that treating agency and non-agency mortgage-backed securities as a single industry for concentration purposes is reasonable and is not so broad that the primary economic characteristics of the companies in the class are materially different. This position aligns with the position of other registrants (See, e.g. SEC, No-Action Letter to Morgan Stanley Mortgage Securities Trust, (pub. avail. July 8, 2013), https://www.sec.gov/divisions/ investment/noaction/2013/morganstanley071013-17d.htm). Therefore, no changes have been made to the disclosure in response to this comment.

7.	Comment: The last sentence of the third paragraph under the section entitled “Principal Investment Strategies” states that “The Fund will not invest more than 15% of the value of its net assets in securities or other investments that are illiquid.” Please rephrase the disclosure as a positive strategy, instead of a negative strategy.

Response: The Registrant has rephrased the disclosure to state “To the extent consistent with its investment policies, the Fund may invest up to 15% of the value of its net assets in securities or other investments that are deemed illiquid.”

8.	Comment: The Fund’s principal risks are presented in alphabetical order under the “Principal Risks” section. Please re-order the risks based on the significance to the Fund.

Response: The Registrant is not aware of any statute or rule from the SEC that would require the principal risks to be disclosed in any particular order. The Registrant has considered the SEC’s written guidance on ordering of risks, and the Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Registrant respectfully declines to re-order the risk factors.

9.	Comment: The second and third paragraphs under the section entitled “Principal Risks” appear to be a summary of various risks that the Fund is subject to. Please add a heading as appropriate, or clarify the purpose of these two paragraphs.

Response: The Registrant has added headings to each of those paragraphs noting them as “Investment and Market Risk” and “Sector Concentration Risk”, respectively.

10.	Comment: Please remove the repetitive paragraph about Credit Risk under “Other Fixed Income Securities Risks.”

Response: The Registrant has made the requested change.

11.	Comment: Please include pre-payment and extension risk as one of the principal risks in the Summary Prospectus.

Response: The Registrant has made the requested change.

12.	Comment: Please add a bullet point for the paragraph with the heading “Privately Placed and Rule 144A Securities.”

Response: The Registrant has made the requested change.

13.	Comment: The section with the heading “Other Fixed Income Securities Risks” and the section with the heading “Risks Associated With Other Types of Fixed-Income Securities” overlap. Please revise or consolidate the two sections to reduce investor confusion.

Response: The Registrant has revised the heading “Risks Associated With Other Types of Fixed-Income Securities” to “Risks Associated With Particular Types of Fixed-Income Securities.”

Summary Sections – Oakhurst Short Duration High Yield Credit Fund

14.	Comment: Under the section entitled “Principal Investment Strategies,” the second sentence of the first paragraph states “For the purposes of this Fund, High Yield Securities include, but are not limited to, traditional corporate bonds, senior loans (including senior “lite” loans) and participation interests…” Please explain or revise the term “senior “lite” loan.”

Response: The Registrant has replaced “senior “lite” loan” with “covenant “lite” loan.”

15.	Comment: Under the section entitled “Principal Investment Strategies,” the second sentence of the fourth paragraph states “The Sub-Adviser generally will look for companies whose prospects are stable or improving and offer an assurance of debt repayment.” Please confirm if this disclosure is accurate, given the Fund’s principal investment strategy of investing in junk bonds and High Yield Securities, which tend to be with unstable companies.

Response: The Registrant has removed this disclosure.

16.	Comment: In the discussion of senior loans under “Loan Interests Risk” section, please include the disclosure of extended settlement time associated with senior loans.

Response: The Registrant has made the requested addition.

17.	Comment: Consider adding risk of preferred securities under the section “Other Fixed Income Securities Risks.”

Response: The Registrant has made the suggested addition.

Additional Information About Each Fund’s Principal Investments

18.	Comment: Under “Investment Objectives” section, it states that “Each Fund’s investment objective may be changed by the Board of Directors of the Company (the “Board”) without shareholder approval. Shareholders will, however, receive 60 days’ prior notice of any changes.” Please add a similar statement for the change of the Fund’s 80% policy.

Response: The Registrant has made the requested change.

PROSPECTUS – F/m FUND

Summary Section

19.	Comment: The last sentence contained in Footnote (3) to the Expenses and Fees table states that “The Adviser has the right to seek reimbursement from the Fund for amounts up to the aggregate amount that the Adviser had waived or reimbursed the Predecessor Fund under an expense limitation agreement with the Predecessor Fund for the three-year period ending after the specific fee waiver or reimbursement, but only if such reimbursement can be achieved without exceeding the expense limitation in place at the time of the waiver or reimbursement.” Please explain the basis for this right of recoupment.

Response: The Registrant has removed this disclosure.

SAI – F/m FUND

20.	Comment: Under the section entitled “Investment Limitations,” please revise the language contained in the first paragraph following “The Fund may not…,” to align with the relevant language contained in 1940 Act, and Form N-1A.

Response: The Registrant has revised the paragraph in conformity with the requirements under the 1940 Act and Form N-1A.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215)-988-3307.

Sincerely,
/s/ Jillian L. Bosmann
Jillian L. Bosmann